PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER

(212) 373-3309

WRITER'S DIRECT FACSIMILE

(212) 492-0309

WRITER'S DIRECT E-MAIL ADDRESS

rrusso@paulweiss.com

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650


03029918

September 9, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Swiss Reinsurance Company
File No. 82-4248

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of the Company's Interim Report for the six months ended June 30, 2003 and a related letter delivered to shareholders. These documents are being filed pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this filing.

dlw 9/16

Please acknowledge acceptance of this letter and the enclosure by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,



Raphael M. Russo

cc: Flavia Diethelm, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison

Swiss Re



Interim Report 2003

Shareholders' letter

News first half 2003/Key figures/Share performance

News first half 2003

- **Strong increase in net income to CHF 691 million**
- **Shareholders' equity grew CHF 1.2 billion to CHF 17.9 billion**
- **Property & Casualty premium growth of 33% in original currencies and combined ratio target of 100% achieved**
- **Life & Health return on operating revenues of 8.1% impacted by health run-off business**
- **Excellent turnaround in Financial Services with CHF 273 million profit**
- **Investment return of 4.8% in low interest rate environment and despite impairments on equities**

Key figures (unaudited)

CHF millions unless otherwise stated	First half 2002	**First half 2003**	Change in %
Property & Casualty			
Premiums earned	6 654	**7 864**	18
Combined ratio	105.6%	**99.8%**	
– excluding changes in equalisation reserves	103.9%	**99.8%**	
Life & Health			
Premiums earned	5 816	**4 963**	–15
Operating revenues	7 578	**6 545**	–14
Return on operating revenues	11.5%	**8.1%**	
Financial Services			
Premium business			
Premiums earned	1 366	**1 555**	14
Combined ratio	139.9%	**96.0%**	
Fee business			
Total revenues	322	**402**	25
Return on total revenues	–11.2%	**10.7%**	
Group			
Premiums earned	13 836	**14 382**	4
Net income	118	**691**	486
Earnings per share in CHF	0.38	**2.23**	486
Shareholders' equity (31.12.2002/30.06.2003)	16 686	**17 854**	7
Return on investments (annualised)	4.8%	**4.8%**	
Return on equity (annualised)	1.1%	**8.2%**	
Number of employees	8 442	**8 131**	–4
– of which in Switzerland	2 887	**2 990**	4

Share performance

Market information as of 22 August 2003	
Share price in CHF	89.05
Market capitalisation in CHF million	27 639
Number of shares entitled to dividend	310 379 068

Performance	**1993–22 August 2003 (pa)**	**Year to 22 August 2003**
Swiss Re	14.7%	–0.6%
Swiss Performance Index	11.0%	15.6%
DJ Stoxx Insurance Index	4.9%	12.0%



Share price in CHF (logarithmic scale)
Annual performance in %
200
100
50
20
100
75
50
25
0
–25
–50
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*

Chairman and CEO letter

Fellow shareholders, colleagues, ladies and gentlemen

We are pleased to report a strong increase in earnings for the period under review. First half net income increased to CHF 691 million from CHF 118 million in the corresponding period in 2002.

All parts of our business returned positive results. The areas of greatest improvement were the Property & Casualty and Financial Services business groups, both capturing the benefits of the hard market conditions now prevailing in non-life insurance. The 18% fall of the US dollar against the Swiss franc was detrimental to earnings and revenue growth, as more than 50% of our business originates from the US. This had a particular impact on earnings in the Life & Health Business Group. The investment portfolio performed well with an annualised return of 4.8%.

Property & Casualty operating income advanced to CHF 822 million (CHF 104 million in 2002) and the business group achieved its full year target of a 100% combined ratio at the half year. Trading conditions for this, our largest business group, are exceptionally favourable and the 70% growth we have achieved in this sector during the last three years leaves Swiss Re well placed to realise the opportunities now presented. Measured in original currency, premium growth for the first half 2003 was 33% (18% in Swiss francs). This growth was driven by both premium rate increases and the continuing migration of business to companies such as Swiss Re which offer superior financial security to their business partners.

The Life & Health Business Group's operating income of CHF 472 million has decreased from first half 2002 (CHF 895 million) which, in addition to currency factors, benefited from higher capital gains and some favourable settlements relating to run-off business in our health portfolio. This was not repeated in 2003 where, by contrast, the health portfolio returned a marginal result. The life business, which accounts for 81% of revenues for this business group, achieved a satisfactory return of 10% on operating revenues. The Life & Health portfolio experienced negative growth due principally to its high concentration of US dollar and British pound business. Additionally, management recognised the superior profitability currently open to other business groups and prioritised the deployment of capital accordingly.

The Financial Services Business Group has achieved an expected and welcome turnaround in fortunes from a loss of CHF 379 million in first half 2002 to a profit of CHF 273 million in 2003. Both the reinsurance and fee generating businesses performed well. All sectors also showed substantial growth with total revenues increasing by 12% in Swiss francs, 28% when measured in original currencies. The fee based business is relatively new for Swiss Re and is just emerging from its start-up phase. It was pleasing to see both impressive growth, 80% on a comparable basis, and a return of 10.7% on revenues.

The Group continued to improve operating efficiency and reduced management expense ratios.

The Group's capital position remains very strong. Swiss Re shareholder equity increased by CHF 1.2 billion to CHF17.9 billion in the first six months of the year.

Against the background of a low interest environment and asset impairment charges arising from equity market weakness in 2002, the investment result of CHF 2.4 billion, representing an annualised return of 4.8%, was highly satisfactory. This result was aided by the sale of our remaining participation in Partner Re, which added a gain of CHF 230 million. Swiss Re increased its participation in Gerling NCM (to be renamed Atradius) to 47.5% following a shareholder restructuring and looks forward to realising future returns on this investment.

Looking ahead, for our life business we expect to see increasing opportunities for our Admin Re℠ product. Signing our first Admin Re℠ transaction outside the US (on 6 August in the UK) was an important step in expanding our ambitions in this regard. Whilst some reports have suggested the hard market in non-life insurance is turning, this does not correspond to our experience. For our Property & Casualty and Financial Services business groups we expect the benefits of current hard market conditions to continue and we remain focused on producing attractive technical profits.



Peter Forstmoser
Chairman of the Board of Directors



John R. Coomber
Chief Executive Officer

Cautionary note on forward-looking statements/Information

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- risks and uncertainties relating to our estimates of the losses arising from the 11 September 2001 terrorist attack in the United States;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- changes in rating agency policies or practices;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- the lowering or loss of one of the financial or claims-paying ratings of one or more of our Group companies;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- increases in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Contact addresses

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
E-mail Karl_Haas@swissre.com

Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
E-mail investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 3908
Fax +41 43 285 2023
E-mail Henner_Alms@swissre.com

Important dates

25 March 2004
Results 2003

14 May 2004
140th Annual General Meeting

Original version in English.

The Interim Report 2003 is also available in German and French.

The web version of the Interim Report 2003 is available in English at www.swissre.com/interimreport

The Interim Report 2003 *Shareholders' letter* is available in English, German, French, Italian and Spanish.

Editing and translation
Corporate Communications, Investor Relations and Group Language Services

Text harmonisation
Michael Kaplan, Prospero, Edinburgh

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
CH-8022 Zurich
Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Swiss Re

nterim Report 2003

News first half 2003/Key figures/Share performance

News first half 2003

- **Strong increase in net income to CHF 691 million**
- **Shareholders' equity grew CHF 1.2 billion to CHF 17.9 billion**
- **Property & Casualty premium growth of 33% in original currencies and combined ratio target of 100% achieved**
- **Life & Health return on operating revenues of 8.1% impacted by health run-off business**
- **Excellent turnaround in Financial Services with CHF 273 million profit**
- **Investment return of 4.8% in low interest rate environment and despite impairments on equities**

Key figures (unaudited)

CHF millions unless otherwise stated	First half 2002	**First half 2003**	Change in %
Property & Casualty			
Premiums earned	6 654	**7 864**	18
Combined ratio	105.6%	**99.8%**	
– excluding changes in equalisation reserves	103.9%	**99.8%**	
Life & Health			
Premiums earned	5 816	**4 963**	–15
Operating revenues	7 578	**6 545**	–14
Return on operating revenues	11.5%	**8.1%**	
Financial Services			
Premium business			
Premiums earned	1 366	**1 555**	14
Combined ratio	139.9%	**96.0%**	
Fee business			
Total revenues	322	**402**	25
Return on total revenues	–11.2%	**10.7%**	
Group			
Premiums earned	13 836	**14 382**	4
Net income	118	**691**	486
Earnings per share in CHF	0.38	**2.23**	486
Shareholders' equity (31.12.2002/30.06.2003)	16 686	**17 854**	7
Return on investments (annualised)	4.8%	**4.8%**	
Return on equity (annualised)	1.1%	**8.2%**	
Number of employees	8 442	**8 131**	–4
– of which in Switzerland	2 887	**2 990**	4

Share performance

Market information as of 22 August 2003	
Share price in CHF	89.05
Market capitalisation in CHF million	27 639
Number of shares entitled to dividend	310 379 068

Performance	1993–22 August 2003 (pa)	Year to 22 August 2003
Swiss Re	14.7%	–0.6%
Swiss Performance Index	11.0%	15.6%
DJ Stoxx Insurance Index	4.9%	12.0%


Share price in CHF (logarithmic scale)
Annual performance in %
200
100
50
20
100
75
50
25
0

Interim Report 2003

Contents

Chairman and CEO letter

Fellow shareholders, colleagues, ladies and gentlemen

We are pleased to report a strong increase in earnings for the period under review. First half net income increased to CHF 691 million from CHF 118 million in the corresponding period in 2002.

All parts of our business returned positive results. The areas of greatest improvement were the Property & Casualty and Financial Services business groups, both capturing the benefits of the hard market conditions now prevailing in non-life insurance. The 18% fall of the US dollar against the Swiss franc was detrimental to earnings and revenue growth, as more than 50% of our business originates from the US. This had a particular impact on earnings in the Life & Health Business Group. The investment portfolio performed well with an annualised return of 4.8%.

Property & Casualty operating income advanced to CHF 822 million (CHF 104 million in 2002) and the business group achieved its full year target of a 100% combined ratio at the half year. Trading conditions for this, our largest business group, are exceptionally favourable and the 70% growth we have achieved in this sector during the last three years leaves Swiss Re well placed to realise the opportunities now presented. Measured in original currency, premium growth for the first half 2003 was 33% (18% in Swiss francs). This growth was driven by both premium rate increases and the continuing migration of business to companies such as Swiss Re which offer superior financial security to their business partners.

The Life & Health Business Group's operating income of CHF 472 million has decreased from first half 2002 (CHF 895 million) which, in addition to currency factors, benefited from higher capital gains and some favourable settlements relating to run-off business in our health portfolio. This was not repeated in 2003 where, by contrast, the health portfolio returned a marginal result. The life business, which accounts for 81% of revenues for this business group, achieved a satisfactory return of 10% on operating revenues. The Life & Health portfolio experienced negative growth due principally to its high concentration of US dollar and British pound business. Additionally, management recognised the superior profitability currently open to other business groups and prioritised the deployment of capital accordingly.

The Financial Services Business Group has achieved an expected and welcome turnaround in fortunes from a loss of CHF 379 million in first half 2002 to a profit of CHF 273 million in 2003. Both the reinsurance and fee generating businesses performed well. All sectors also showed substantial growth with total revenues increasing by 12% in Swiss francs, 28% when measured in original currencies. The fee based business is relatively new for Swiss Re and is just emerging from its start-up phase. It was pleasing to see both impressive growth, 80% on a comparable basis, and a return of 10.7% on revenues.

The Group continued to improve operating efficiency and reduced management expense ratios.

The Group's capital position remains very strong, Swiss Re shareholder equity increased by CHF 1.2 billion to CHF17.9 billion in the first six months

Against the background of a low interest environment and asset impairment charges arising from equity market weakness in 2002, the investment result of CHF 2.4 billion, representing an annualised return of 4.8%, was highly satisfactory. This result was aided by the sale of our remaining participation in Partner Re, which added a gain of CHF 230 million. Swiss Re increased its participation in Gerling NCM (to be renamed Atradius) to 47.5% following a shareholder restructuring and looks forward to realising future returns on this investment.

Looking ahead, for our life business we expect to see increasing opportunities for our Admin Re^{SM} product. Signing our first Admin Re^{SM} transaction outside the US (on 6 August in the UK) was an important step in expanding our ambitions in this regard. Whilst some reports have suggested the hard market in non-life insurance is turning, this does not correspond to our experience. For our Property & Casualty and Financial Services business groups we expect the benefits of current hard market conditions to continue and we remain focused on producing attractive technical profits.



Peter Forstmoser
Chairman of the Board of Directors



John R. Coomber
Chief Executive Officer

Group

Improvements in operating results and investment performance led to a significant rise in net income to CHF 691 million.

Group results

Premiums earned increased by 4% over first half 2002, to CHF 14.4 billion. Adjusted for the effect of the stronger Swiss franc, the increase was 19%.

The Swiss franc appreciated by 18% against the US dollar compared to the first half 2002. Due to the global nature of Swiss Re's business, currency fluctuations will have a significant impact on the comparison of year-on-year reported figures.

The Property & Casualty Business Group reported premiums earned of CHF 7.9 billion. Adjusting for the effect of foreign exchange, the increase was 33% over first half 2002.

Premiums earned in the Life & Health Business Group decreased by 15% over first half 2002, to CHF 5 billion. Adjusted for foreign exchange rate effects, premiums earned were stable. In the United States, which is Life & Health's largest market, premiums earned decreased as Swiss Re continued its emphasis on improving margins and return on capital.

Premiums earned in the Financial Services Business Group grew by 14% over first half 2002, to CHF 1.6 billion. Excluding the effect of foreign exchange rate movements, underlying growth was 32%.

Net investment income fell by 13% to CHF 2.4 billion, due to foreign exchange impacts. Excluding this effect, net investment income was unchanged. Lower market interest rates were largely offset by higher volumes invested in the bond portfolio and reduced investment management expenses.

Net realised investment losses were CHF 26 million in first half 2003, compared to losses of CHF 278 million in the first six months of 2002. Impairment charges were CHF 682 million in first half 2003, down from CHF 917 million in the same period last year. In first half 2003, impairment charges were offset by realised gains, including a gain on the sale of the remainder of the Group's interest in Partner Re and gains on the fixed income portfolio.

Trading revenues increased significantly to CHF 221 million from CHF 78 million in first half 2002, due to strong growth in Capital Markets & Advisory activities.

Other revenues declined by CHF 115 million due to reduced investment banking fees, the sale in 2002 of non-core activities at the Group's Conning asset management subsidiary and non-recurring income in first half 2002.

Claims and claim adjustment expenses and life and health benefits fell by 3% over first half 2002, to CHF 11.5 billion. Adjusted for foreign exchange effects, this translated into an increase of 12%. Although the level of natural catastrophe losses was above that of first half 2002, claims activity in the Financial Services Business Group returned to expected levels with no repeat of the exceptional claims related to credit and casualty that occurred in the first six months of 2002.

Acquisition costs increased by 6% over first half 2002, to CHF 3.1 billion. The increase is slightly greater than the increase in premiums earned. This is due principally to the impact of higher profit commissions.

Amortisation of goodwill fell by 16% in first half 2003, mainly because of for-

The Group's other operating costs fell by 5% to CHF 1.4 billion in first half 2003 from CHF 1.5 billion in first half 2002. Excluding foreign exchange effects, other operating costs increased by 7%, which is significantly lower than the currency adjusted growth in revenues. The change reflects further improvements in operating efficiencies across the Group. In line with this, Corporate Centre costs for the first six months included above were CHF 185 million, down 3%, compared to CHF 190 million for the same period in 2002. The overall Group management expense ratio improved to 8.4% from 9.0% in first half 2002.

The Group's tax rate was 28%, compared to 43% in first half 2002.

Overall, the Group's net income was CHF 691 million, compared to net income of CHF 118 million in first half 2002. This led to earnings of CHF 2.23 per share, up from CHF 0.38 per share in first half 2002.

Shareholders' equity was CHF 17.9 billion, up from CHF 16.7 billion at the end of 2002. The stronger capital position was mainly due to the improved earnings and the reduction in net unrealised investment losses (to near zero). Annualised return on equity increased to 8.2% from 1.1%.

Investments

The annualised return on investments was 4.8%, reflecting a gross investment income of CHF 2.6 billion, mainly attributable to a growing proportion of fixed income investments. Charges relating to the equity portfolio were offset by realised gains on fixed income investments, resulting in a small realised loss on investments of CHF 26 million.

In the first half of 2003, war in Iraq and mixed economic signals created uncertainty about the scope and timing of an economic recovery. This uncertainty culminated in interest rates reaching historic lows in June, equity markets having already reached their lows in March. After hitting these low points, interest rates, as well as equity markets, rose through 30 June and beyond as the political and economic outlook improved.

Fixed income
Swiss Re's fixed income portfolio increased to CHF 81 billion from CHF 74 billion and now represents 86% of investments, compared to 81% as of end 2002. The growth in the fixed income portfolio reflects reallocation of funds from the equity portfolio, cash flows, market appreciation and two completed Admin Re^{SM} transactions.

Historically low interest rates have meant cash available for investment from maturities, sales and new cash flows was reinvested at the lower current rates. However, the marked decline of interest rates in May and early June created significant capital gains on Swiss Re's portfolio.

Gains of CHF 950 million on sales of fixed income securities were realised, capturing the benefits of favourable market conditions. Even after realising these gains, the unrealised gains on the bond portfolio rose in first half 2003 to CHF 3.1 billion.

Equities
Swiss Re's equity portfolio has been reduced to bring it into line with the Group's revised risk/return assessment. The gross equity position decreased to CHF 9 billion from CHF 12 billion at the end of 2002, which is equivalent to a reduction to 10% from 14% of total investments. The actual risk exposure to equities should be measured net of hedges, which Swiss Re has employed in order to better manage equity market exposure. Net of hedges, the equity exposure was reduced to 5% at mid-year 2003 from 9% at the end of 2002.

The net effect of the further downturn in the first quarter and the upturn in the second quarter was a moderate recovery, slightly more marked in the US than in Europe. Swiss Re's portfolio also enjoyed an economic gain, partly offset by hedges.

Overall, the realised/unrealised result on equities was negative, due to impairment charges largely stemming from 2002, which, in line with accounting rules, were charged to the income statement in first half 2003. The impairment charges of CHF 706 million for equity securities were partly offset by impairment recoveries of CHF 174 million, leading to a net charge of CHF 532 million.

Approximately CHF 0.6 billion of unrealised losses on equities remain in the balance sheet. These will be charged to the income statement in subsequent periods, should markets persist at or below

Outlook
Longer-term interest rates have risen sharply, whereas short-term rates have been kept low by the expansive monetary policies of the central banks. This steepening of the yield curve has continued beyond 30 June, markedly in the US, neutralising a large part of the unrealised bond gains in the balance sheet. Swiss Re has strived to position its portfolio prudently. A large portion of its fixed income portfolio is substantially duration matched, which offsets the interest rate risk. Overall, the portfolio is set to generate significant cash flows for reinvestment as interest rates rise.

Income reconciliation

CHF millions	First half 2002	**First half 2003**	Change in %
Business groups' operating income/loss			
Property & Casualty	104	**822**	690
Life & Health	895	**472**	−47
Financial Services	−379	**273**	
Total business groups' operating income	620	**1 567**	153
Corporate Centre expenses	−190	**−185**	−3
Items excluded from the business groups:			
Net realised investment gains/losses	122	**−59**	
Amortisation of goodwill	−186	**−157**	−16
Other income/expenses	−159	**−207**	30
Net income before tax	207	**959**	363

Capital management

In June 2003, Swiss Re successfully updated its European Medium Term Note (EMTN) programme, increasing the total to USD 5 billion. At the end of June 2003, Swiss Re's outstanding debt under the EMTN programme had an aggregate face value of USD 1.38 billion.

At the end of April 2003, Swiss Re repaid, prior to maturity, a EUR 24 million Note issued in 2002 under the EMTN programme. In June, Swiss Re redeemed at par an NLG 925 million Exchangeable Bond issued in 1998, and repaid a CHF 100 million Private Placement issued in 2001. Apart from these issues, Swiss Re has no other maturities of long-term senior debt or hybrid capital this year.

Recent events

9 July 2003
The Life & Health Business Group reported embedded value of CHF 16.3 billion in 2002. Positive growth in embedded value of CHF 1.2 billion, from both earnings and capital movements, was more than offset by the impact of currency movements. This resulted in the 2002 embedded value reducing from 2001's CHF 17.6 billion. Value added by new business was CHF 627 million, up 9.8% in original currencies. Embedded value operating profit was CHF 1.2 billion, down from CHF 1.5 billion in 2001.

29 July 2003
Standard & Poor's (S&P) changed its financial strength rating for Swiss Re and its related core subsidiaries to "AA (stable outlook)" from "AA+ (negative outlook)". The change primarily reflects a re-evaluation by S&P of the reinsurance industry risk. Swiss Re expects no significant alteration in its refinancing cost from this rating change.

6 August 2003
Swiss Re has signed an agreement to acquire the closed book of business of Zurich Life Assurance Company (Zurich Life), one of Zurich Financial Services' UK-based life assurance businesses, for a cash payment of approximately USD 240 million. This is Swiss Re's first Admin Re[SM] transaction outside of the United States and creates a sound platform for future acquisitions in the UK. The transaction, which is expected to be completed by the end of 2003, is subject to regulatory approvals.

12 August 2003
Swiss Re announced that the shareholder restructuring of Gerling NCM (GN) and its establishment as an independent company (to be renamed Atradius) has been completed. In addition, Compañía Española de Seguros y Reaseguros de Crédito y Caución, S.A. (CyC) and Seguros Catalana Occidente, S.A. de Seguros y Reaseguros, Sociedad Unipersonal (SCO) will invest in GN and purchase from Swiss Re an option to increase SCO's stake in the company. As part of the agreements, SCO takes over a portion of Swiss Re's commitment to purchase subordinated notes from GN.

Property & Casualty Business Group

Operating income rose by CHF 718 million to CHF 822 million and premiums earned in original currencies grew by 33%. The combined ratio improved to 99.8% in first half 2003.

Primary and reinsurance markets

The hard insurance and reinsurance markets have continued through the first half of 2003. "Underwriting discipline" and "return to basics" are common themes heard throughout the industry. Capital constraints are still an issue for a number of insurers and reinsurers. Terrorism risks also remain a major concern: given the temporary nature of the Terrorism Risk Insurance Act in the US, the industry has a great interest in future public policy and its implications for products and coverage in this field.

Rates in the primary market continue to increase. For short-tail lines, however, especially natural catastrophe business, the pace of price increases has slowed or even stabilised. Capacity for certain segments of liability business is still very restricted.

Reinsurance markets continue to emphasise risk assessment, exposure control and pricing. Rates are still increasing, with a few exceptions. Swiss Re is pursuing strategies and designing products that limit the maximum liability from any single contract.

Business development

Premiums earned increased by 18%, compared to a target of 8%. Excluding foreign exchange effects, growth was 33%, of which 11% arose from a few large contracts. This strong performance reflects substantial growth in written premiums in the second half of 2002, as well as the success of the 2003 renewals.

CHF millions	First half 2002	**First half 2003**	Change in %
Revenues			
Premiums earned	6 654	**7 864**	18
Net investment income	792	**672**	−15
Net realised investment gains/losses	−318	**133**	
Total revenues	7 128	**8 669**	22
Expenses			
Claims and claim adjustment expenses	−5 186	**−5 837**	13
Acquisition costs	−1 491	**−1 635**	10
Other operating costs and expenses	−347	**−375**	8
Total expenses	−7 024	**−7 847**	12
Operating income	104	**822**	690
Operating result, excluding net realised investment gains/losses	422	**689**	63
Claims ratio in %	77.9	**74.2**	
Acquisition cost ratio in %	22.5	**20.8**	
Administration expense ratio in %	5.2	**4.8**	
Combined ratio in %	105.6	**99.8**	
Combined ratio in % excluding changes in equalisation reserves	103.9	**99.8**	

The Property & Casualty Business Group achieved a combined ratio of 99.8%, an improvement from 105.6% (103.9% excluding equalisation reserves) in the previous year.

This improvement in the combined ratio was recorded in all lines, especially in property, where an 10.2 percentage point reduction to 90.3% from 100.5% was achieved.

The acquisition cost ratio improved to 20.8% from 22.5% in first half 2002, due to the successful renewal negotiations. The administration expense ratio declined to 4.8% from 5.2%, reflecting a continued focus on efficiency.

The operating income increased by CHF 718 million to CHF 822 million. Improved underwriting performance contributed CHF 387 million. A decline in net investment income of CHF 120 million, of which CHF 77 million was due to foreign exchange effects and the balance to a lower interest rate environment, was more than offset by an increase in realised gains of CHF 451 million, due to gains on fixed income securities and reduced impairment charges.

Outlook

We expect the hard market to persist. However, because of the substantial growth in the second half of 2002, the premium growth rate achieved in the first half of 2003 is not to be expected for the full year.

Life & Health Business Group

Return on operating revenues for life business increased to 10%. The health segment generated a 0.6% return, producing an overall return for the business group of 8.1%.

CHF millions	First half 2002	First half 2003	Change in %
Revenues			
Premiums earned	5 816	**4 963**	−15
Net investment income	1 762	**1 582**	−10
Operating revenues	7 578	**6 545**	−14
Net realised investment gains/losses	24	**−60**	
Total revenues	7 602	**6 485**	−15
Expenses			
Claims and claim adjustment expenses; life and health benefits	−4 944	**−4 540**	−8
Acquisition costs	−1 364	**−1 187**	−13
Other operating costs and expenses	−399	**−286**	−28
Total expenses	−6 707	**−6 013**	−10
Operating income	895	**472**	−47
Operating result, excluding net realised investment gains/losses	871	**532**	−39
Management expense ratio in %	5.3	**4.4**	
Return on operating revenues in %	11.5	**8.1**	

Primary and reinsurance markets
Growth in primary markets slowed substantially after the end of the stock market boom in 2000. Figures for first half 2003 indicate that primary markets continued to be weak. Premium growth in North America was negative, as was growth for the UK, according to figures on new business. However, positive growth was reported for continental Europe.

Due to large reduction in their risk bearing capital, continental European and UK companies continued to sell non-core operations. By doing so, companies freed up capital and rebuilt their capital bases. The capital squeeze of primary insurers increases the need for risk protection and other reinsurance services. Initial estimates suggest that reinsurance continued to outperform primary markets in the first half of 2003.

Business development
Life & Health premium volumes were stable at constant rates of exchange, reflecting the business group's focus on improving margins and return on capital through recent pricing actions. Life operating revenues increased by 3% at constant rates of exchange and the return on operating revenues was 10%. The run-off of the guaranteed minimum death benefit portfolio had no significant impact on the results for first half 2003.

Health operating revenues decreased by 9% at constant rates of exchange, reflecting the large run-off component of this portfolio and Swiss Re's cautious stance towards this risk category.

As much of the health segment is being run off or actively recaptured, the results are not stable, producing a return on operating revenues of 0.6% compared with 29.1% in first half 2002. Life business now accounts for 81% of the business group's revenues, up from 79% in first half 2002.

Total operating results (excluding net realised investment gains/losses) fell 39% compared to first half 2002, reflecting foreign currency effects of CHF 124 million. Operating results for the life segment increased by 27% (47% excluding foreign exchange effects). Health results decreased by 98%, due primarily to the absence of one-off gains on recaptures experienced in 2002.

The management expense ratio fell from 5.3% to 4.4% as the full benefits from the integration of Lincoln Re and other operating improvements were realised. In addition, certain one-off expense savings occurred in first half 2003 which will not recur in the second half of the year.

Operating income decreased by CHF 423 million, reflecting the lower operating result and a decline in realised investment gains and losses of CHF 84 million.

Outlook
The primary markets in the US and Europe are expected to expand at a rate consistent with the growth of the global economy. The life reinsurance market continues to go through a period of change, as the long-term commitment to the market of some participants is uncertain. Swiss Re remains focused on maximising return on capital and on the sustainability of bottom-line earnings.

Opportunities to complete Admin Re^{SM} transactions continue to arise. In the US, two Admin Re^{SM} transactions closed in first half 2003, involving total capital invested of CHF 230 million. This reflects continuing capital pressures and consolidation in the primary market. The recently announced Admin Re^{SM} transaction in the UK for CHF 325 million (USD 240 million) capital invested will strengthen Swiss Re's ability to leverage the existing Admin Re^{SM} infrastructure outside the US. This is a significant strategic advantage and has set a framework which can be built upon in the future.

Financial Services Business Group

Operating income was CHF 273 million, compared to a loss of CHF 379 million in the same period last year. This reflects lower claims activity, improved pricing, strong revenue growth and increased efficiency.

Business development

The Financial Services Business Group reported revenues of CHF 2.1 billion for first half 2003, an increase of 12% over first half 2002. Adjusting for the effects of foreign exchange rate movements, the growth in total revenues was 28%.

Premiums earned grew by 14% (32% at constant rates of exchange), significantly above the Financial Services Business Group's target of 7%. Premium growth was largely price driven and was spread across all lines of business transacted by the Risk Solutions and Credit Solutions units.

Net investment income fell by 23%, due primarily to foreign exchange effects (approximately 14%) and lower yields. Net realised investment losses were lower by CHF 17 million at CHF 41 million.

Trading revenues, fees and commissions (including internal fees from other parts of the Swiss Re Group for proprietary asset management services) grew by 24%. Adjusting for foreign exchange effects, completed disposals, and excluding internal fees, the underlying growth approached 80%. The primary reasons for this were strong growth in structured transactions, credit and convertibles trading, and in sales of insurance-linked securities. The fee earning and trading business units – Asset Management and Capital Markets & Advisory – produced growth significantly above target levels.

Acquisition costs increased due to premium growth and higher profit commissions.

Claims and claim adjustment expenses decreased by more than 35% (25% at constant exchange rates). This is due primarily to improved underwriting, resulting in claims activity returning to expected levels.

CHF millions	First half 2002	**First half 2003**	Change in %
Revenues			
Premiums earned	1 366	**1 555**	14
Net investment income	242	**187**	–23
Net realised investment gains/losses	–58	**–41**	29
Trading revenues, fees and commissions[1]	340	**423**	24
Total revenues	1 890	**2 124**	12
Expenses			
Claims and claim adjustment expenses	–1 718	**–1 110**	–35
Acquisition costs	–63	**–267**	324
Operating costs	–488	**–474**	–3
Total expenses	–2 269	**–1 851**	–18
Operating income/loss	–379	**273**	
Operating result, excluding net realised investment gains/losses	–321	**314**	
Premium business: combined ratio in %	139.9	**96.0**	
Fee business: return on total revenues in %	–11.2	**10.7**	

[1] Reclassification of trading revenues in first half 2002

Operating costs, although showing a modest decline in the reported results, rose by approximately 11% after adjustment for foreign exchange rate movements, well below growth in total revenues of 28%. Reductions in operating costs in the premium business and in asset management were offset by increased performance-related compensation in Capital Markets & Advisory business.

The Financial Services Business Group's combined ratio improved to 96.0% for first half 2003, compared to 139.9% for first half 2002, and is close to the three year target average of 95%. The fee earning and trading business units have achieved a return on total revenues of 10.7% for first half 2003, compared to –11.2% for the same period last year. This is below the three year target average of 15%, but reflects the offsetting of the substantial improvements in the core businesses of Capital Markets & Advisory (where the return is in excess of 17%) by the lower return on internal services provided by Asset Management to the Swiss Re Group.

Outlook

The Financial Services Business Group expects continued solid performance in the second half of 2003. The premium business is expected to continue to produce strong underwriting results, assuming that large losses are within expected levels. While the fee earning business enjoyed highly favourable growth in the first half, the overall growth for the full year 2003 is expected to be lower due to growth already achieved in the second half 2002. Asset Management operations will be restructured in the second half of 2003 to improve efficiency, however the benefits will not become apparent until 2004.

Income statement (unaudited)

For the first half ended 30 June

CHF millions	Notes	2002	2003
Revenues			
Premiums earned	9	13 836	**14 382**
Net investment income	2	2 804	**2 442**
Net realised investment gains/losses	2	−278	**−26**
Trading revenues	2	78	**221**
Other revenues		231	**116**
Total revenues		16 671	**17 135**
Expenses			
Claims and claim adjustment expenses	9	−6 905	**−6 948**
Life and health benefits	9	−4 943	**−4 539**
Acquisition costs	9	−2 911	**−3 085**
Amortisation of goodwill	4	−186	**−157**
Other operating costs and expenses		−1 519	**−1 447**
Total expenses		−16 464	**−16 176**
Income before income tax expense		207	**959**
Income tax expense		−89	**−268**
Net income		118	**691**
Earnings per share in CHF			
Basic	7	0.38	**2.23**
Diluted	7	0.38	**2.21**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet (unaudited)

Assets

CHF millions	Notes	31.12.2002	**30.06.2003**
Investments	2, 3		
Fixed income securities:			
Available-for-sale, at amortised cost (fair value: 2002: 61 514; 2003: 67 484)		59 282	**64 394**
Trading, at fair value (amortised cost: 2002: 527; 2003: 983)		517	**989**
Equity securities – Available-for-sale, at fair value (cost: 2002: 13 080; 2003: 9 335)		12 259	**9 323**
Mortgages and other loans		6 939	**7 142**
Investment real estate		1 537	**1 665**
Short-term investments, at amortised cost, which approximates fair value		3 356	**5 611**
Other invested assets		2 838	**1 932**
Total investments		86 728	**91 056**
Cash and cash equivalents		3 773	**4 176**
Accrued investment income		1 010	**1 047**
Premiums and other receivables		12 397	**16 196**
Reinsurance recoverable on unpaid claims and policy benefits	9	6 443	**6 421**
Funds held by ceding companies		18 266	**18 201**
Deferred acquisition costs	5, 9	4 142	**4 841**
Acquired present value of future profits	5	6 668	**6 547**
Goodwill	4	3 369	**3 214**
Income taxes recoverable		432	**368**
Financial services assets		11 575	**17 955**
Other assets		7 054	**8 768**
Total assets		161 857	**178 790**

The accompanying notes are an integral part of the Group financial statements.

All financial information included in this report is unaudited, except for balance sheet information as of 31 December 2002, which is audited.

Liabilities and shareholders' equity

CHF millions	Notes	31.12.2002	**30.06.2003**
Liabilities			
Unpaid claims and claim adjustment expenses	9	62 652	**64 832**
Liabilities for life and health policy benefits	9	37 269	**39 250**
Unearned premiums	9	6 754	**8 968**
Funds held under reinsurance treaties		6 543	**5 907**
Reinsurance balances payable		5 221	**7 775**
Income taxes payable		340	**419**
Deferred income taxes		1 423	**1 845**
Financial services liabilities		11 599	**17 983**
Short-term debt		1 331	**1 506**
Accrued expenses and other liabilities		6 376	**7 558**
Long-term debt	6	5 663	**4 893**
Total liabilities		145 171	**160 936**
Shareholders' equity			
Common stock, CHF 0.10 par value;			
2002 and 2003: 322 057 870 shares authorised and issued		32	**32**
Additional paid-in capital		5 969	**5 821**
Accumulated other comprehensive income:			
Net unrealised investment gains/losses, net of deferred tax		–715	**–1**
Cumulative translation adjustments		–913	**–692**
Total accumulated other comprehensive income		–1 628	**–693**
Retained earnings		12 176	**12 677**
Reserve for own shares	7	137	**17**
Total shareholders' equity		16 686	**17 854**
Total liabilities and shareholders' equity		161 857	**178 790**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity (unaudited)
Statement of comprehensive income (unaudited)

Statement of shareholders' equity

CHF millions	Common stock	Additional paid-in capital	Net unrealised gains/losses, net of tax	Cumulative translation adjustments	Retained earnings	Reserve for own shares	Total
Balance as of 31 December 2001	32	5 757	2 259	1 288	13 044	218	22 598
Net income/loss					–91		–91
Change in unrealised gains/losses on securities, net			–2 974				–2 974
Foreign currency translation adjustments				–2 201			–2 201
Dividends					–776		–776
Change in own shares (note 7)					81	–81	
Equity issued		212					212
Additional minimum liability, net					–82		–82
Balance as of 31 December 2002	32	5 969	–715	–913	12 176	137	16 686
Net income					691		691
Change in unrealised gains/losses on securities, net			714				714
Foreign currency translation adjustments				221			221
Dividends					–310		–310
Change in own shares (note 7)					120	–120	
Equity repurchased		–148					–148
Balance as of 30 June 2003	**32**	**5 821**	**–1**	**–692**	**12 677**	**17**	**17 854**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the first half ended 30 June

CHF millions	2002	**2003**
Net income	118	**691**
Other comprehensive income:		
Change in foreign currency translation adjustments	–1 309	**221**
Change in unrealised gains/losses, net of tax	–2 363	**714**
Comprehensive income/loss	–3 554	**1 626**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow (unaudited)

For the first half ended 30 June

CHF millions	2002	2003
Cash flows provided/used by operating activities		
Net income	118	**691**
Adjustments to reconcile net income to net cash provided/used by operations:		
Depreciation, amortisation and other non-cash items	416	**674**
Net realised investment gains/losses	278	**26**
Change in technical provisions, net	2 512	**2 995**
Change in reinsurance receivables and funds held by ceding companies	–767	**–1 380**
Change in other assets and liabilities	–243	**–625**
Change in income taxes payable/recoverable	36	**287**
Income from equity-accounted investees, net of dividends received	59	**59**
Change in financial services assets and liabilities	*–78*	***286***
Net cash provided/used by operating activities	2 331	**3 013**
Cash flows provided/used by investing activities		
Fixed income securities:		
Proceeds from sale of investments	29 414	**35 867**
Purchase of investments	–30 872	**–39 277**
Net purchase/sale of short-term investments	288	**–2 427**
Equity securities:		
Proceeds from sale of investments	5 244	**6 006**
Purchase of investments	–5 811	**–2 629**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	237	**–137**
Other investments, net	235	**1 076**
Net cash provided/used by investing activities	–1 265	**–1 521**
Cash flows provided/used by financing activities		
Repayment of other debt	–471	**–681**
Equity repurchased		**–148**
Dividends paid	–776	**–310**
Net cash provided/used by financing activities	–1 247	**–1 139**
Effect of foreign currency translation	–367	**50**
Change in cash and cash equivalents	–548	**403**
Cash and cash equivalents as of 1 January	5 018	**3 773**
Cash and cash equivalents as of 30 June	4 470	**4 176**

The accompanying notes are an integral part of the Group financial statements.

1. Organisation and basis of presentation

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance, alternative risk transfer products and services to insurance companies and other clients world-wide. Reinsurance and other related products and services are delivered to clients through a network of more than 70 offices in over 30 countries as well as through reinsurance brokers.

Basis of presentation

The interim Group financial statements have been prepared in accordance with Swiss GAAP FER. These interim financial statements should be read in conjunction with the Swiss Re Group financial statements for the year ended 31 December 2002.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Foreign currency

Currency exchange rates in CHF per 100 units of foreign currency are as follows:

		31 December 2002 Closing rate	First half 2002 Average rate	**30 June 2003 Closing rate**	**First half 2003 Average rate**
Australian dollar	AUD	77.86	87.56	**90.01**	**82.73**
British pound	GBP	222.59	237.07	**223.32**	**217.23**
Canadian dollar	CAD	87.52	104.40	**99.96**	**92.48**
Euro	EUR	145.10	146.90	**154.57**	**148.69**
Japanese yen	JPY	1.17	1.27	**1.13**	**1.14**
South African rand	ZAR	16.12	14.95	**17.96**	**16.82**
US dollar	USD	138.28	164.91	**135.30**	**135.32**

Change in basis of presentation

Financial services assets and liabilities

In 2002 the Group adopted additional balance sheet categories for the financial services assets and liabilities generated by the financial services business activities, principally in the Capital Markets & Advisory Business Unit. The cash flow statement has been reclassified to reflect this change as of 30 June 2002.

Trading revenues

The Group has adopted an additional income statement line item for the trading revenues generated principally by the Capital Markets & Advisory Business Unit in the Financial Services Business Group. Trading revenues include realised gains and losses, unrealised gains and losses and other income from trading activities, net of associated funding costs. The first half of 2002 trading revenues have been reclassified from realised gains and losses.

Recent accounting guidance

Derivative financial instruments

The Group is currently evaluating the impact of recent international guidance on accounting for derivatives. The guidance clarifies the scope of embedded derivatives in certain reinsurance agreements including modified coinsurance arrangements. The complexity of the requirements and arrangements involved require detailed analysis to determine whether embedded derivative instruments require to be accounted for separately. The Group is in the process of performing the analysis and will include the results in the 2003 year end financial statements.

Guarantees

As of 1 January 2003, the Group adopted new accounting guidance for recognition and measurement of certain guarantees. A liability for the fair value of the obligation assumed under these guarantees is recognised in the balance sheet for guarantees issued or modified after 31 December 2002.

Variable interest entities

The Group is in the process of analysing the impact on accounting and disclosure of recently issued international guidance on the consolidation of variable interest entities (VIEs). The guidance requires a company to consolidate a VIE if the company is defined as the primary beneficiary. The primary beneficiary absorbs a majority of the VIE's expected losses, receives a majority of its expected residual returns or both. The requirements are complex and require a significant interpretation for the reinsurance and financial services business.

The Group has applied the guidance to VIEs created or acquired after 31 January 2003. The Group is in the process of identifying the activities existing prior to that date which fall in the scope of the guidance, and analysing the resulting impacts. The Group will include the results in the financial statements for 2004.

2. Investments

Investment income

Net investment income by source for the half years ended 30 June was as follows:

CHF millions	2002	2003
Fixed income securities	1 804	**1 506**
Equity securities	237	**192**
Mortgages and other loans	333	**299**
Real estate	47	**46**
Short-term investments	51	**40**
Other current investments	30	**38**
Equity in earnings/losses of equity-accounted investees	77	**-9**
Cash and cash equivalents	26	**33**
Deposits with ceding companies	389	**413**
Gross investment income	2 994	**2 558**
Less investment expenses	−190	**−116**
Net investment income	2 804	**2 442**

Dividends received from investees accounted for using the equity method were CHF 136 million and CHF 50 million in the half years ended 30 June 2002 and 2003, respectively.

Realised gains and losses

Realised gains and losses for fixed income, equity securities, other investments and financial services assets and liabilities for the half years ended 30 June were as follows:

CHF millions	2002	2003
Fixed income securities:		
Gross realised gains	403	**1 031**
Gross realised losses	−451	**−81**
Equity securities:		
Gross realised gains	1 183	**507**
Gross realised losses	−445	**−469**
Net realised gains/losses on other investments	−51	**−332**
Value readjustments	168	**173**
Value adjustments	−1 085	**−855**
Net realised investment gains/losses	−278	**−26**

Investments by original currency

The Group's investment portfolio at carrying value is comprised of concentrations in the following major currencies:

As of 31 December 2002

CHF millions	USD	EUR	GBP	CHF	CAD	Other	Total
Fixed income securities	37 384	11 290	5 037	302	3 988	1 798	59 799
Equity securities	2 033	3 793	2 467	2 222	160	1 584	12 259
Mortgages/other loans	4 757	1 694	7	447	17	17	6 939
Other	3 874	1 572	538	1 269	160	318	7 731
Total	48 048	18 349	8 049	4 240	4 325	3 717	86 728

As of 30 June 2003

CHF millions	USD	EUR	GBP	CHF	CAD	Other	Total
Fixed income securities	37 955	14 649	5 839	264	4 438	2 238	65 383
Equity securities	1 199	3 037	1 928	1 775	110	1 274	9 323
Mortgages/other loans	4 835	1 866	9	401	20	11	7 142
Other	5 808	1 258	480	1 147	177	338	9 208
Total	**49 797**	**20 810**	**8 256**	**3 587**	**4 745**	**3 861**	**91 056**

Security lending

As of 31 December 2002 and 30 June 2003, fixed income securities available-for-sale with a carrying value of CHF 4 422 million and of CHF 3 591 million, respectively, were lent to third parties that have the right to sell or repledge the borrowed securities. In addition, as of 31 December 2002 and 30 June 2003, fixed income securities available-for-sale with a carrying value of CHF 159 million and CHF 304 million, respectively, were lent to third parties that do not have the right to sell or repledge the borrowed securities.

Mortgages, loans and real estate

As of 31 December 2002 and 30 June 2003, investments in mortgages and other loans, real estate and investment for separate-account business comprised the following:

CHF millions	Carrying value	31 December 2002 Fair value	Carrying value	**30 June 2003** Fair value
Mortgages and other loans	6 939	6 939	**7 142**	**7 142**
Investment real estate	1 537	2 406	**1 665**	**2 559**
Investment for separate-account business	1 799	1 799	**1 737**	**1 737**

As of 31 December 2002 and 30 June 2003, the Group's investment in mortgages and other loans included CHF 206 million and CHF 215 million, respectively, of loans due from employees and CHF 364 million and CHF 369 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

The Group's investment in mortgages and other loans included CHF 1 676 million and CHF 1 849 million of mortgage participations associated with linked investment contracts as of 31 December 2002 and 30 June 2003, respectively. Contract-holders bear all investment risk related to mortgage participations. Fair value for other loans is considered to be equal to carrying value.

Depreciation expense related to income-producing properties was CHF 15 million and CHF 17 million for the half years ended 30 June 2002 and 2003, respectively. Accumulated depreciation on investment real estate totalled CHF 569 million and CHF 593 million as of 31 December 2002 and 30 June 2003, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

Development of real estate and investments in affiliated companies

CHF millions	2002 Investment real estate	2002 Affiliated companies	First half 2003 Investment real estate	First half 2003 Affiliated companies
Balance as of 1 January	1 261	2 373	**1 537**	**760**
Foreign currency translation adjustments	−69	−146	**21**	**14**
Depreciation	−30		**−17**	**−9**
Additions/sales/interest in equity	−231	−1 182	**79**	**−45**
Unrealised gains/losses		23		**4**
Realised gains/losses	270	169	**4**	**−17**
Transfers	336	−477	**41**	**7**
Balance as of period end	1 537	760	**1 665**	**714**

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with a carrying value of CHF 1 334 million and CHF 1 575 million as of 31 December 2002 and 30 June 2003, respectively.

Trading revenues

Trading revenues generated by the trading activites of the Financial Services Business Group for the half years ended 30 June were as follows:

CHF millions	2002	2003
Gross trading revenues	150	**302**
Interest expense	−72	**−81**
Trading revenues	78	**221**

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as to lock in attractive investment conditions for future available funds.

The notional or contractual amounts of derivatives given below represent a standard of measurement of the level of involvement in these types of transactions and are not a quantification of market risk or credit risk. Notional amounts represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values below are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming nonperformance by all counterparties, and based on the market replacement cost at 31 December 2002 and 30 June 2003, approximated CHF 1 533 million and CHF 1 493 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties.

The contractual or notional amounts reported under Credit derivatives include portfolio credit default swap structures and corresponding credit default swaps transacted to hedge certain credit exposure within these structures (31 December 2002: 67%, 30 June 2003: 60%). The swaps were underwritten by the Credit Solutions Business Unit of the Financial Services Business Group. Within these structures, the Group continues to maintain over 85% of the notional exposure assigned to the "Super-Senior" category.

As of 31 December 2002 and 30 June 2003, the remaining 33% and 40%, respectively, are credit default swaps on the trading book of the Capital Markets & Advisory Business Unit. This figure is reported as the sum of outstanding positions, therefore inflating the notional values of all hedged positions. A considerable proportion of the credit default swaps in the trading book is hedged with offsetting positions. However, the business unit does maintain open long and short positions in credit default swaps and related instruments as part of its trading function.

The notional amount and the fair value of derivatives outstanding at 31 December 2002 and 30 June 2003 are as follows:

As of 31 December 2002 CHF millions	Contract/ notional amount	Positive fair value	Negative fair value	Carrying value assets/liabilities
Interest rate contracts				
Forwards and futures	35 349	12	−55	−43
Swaps	83 990	6 899	−6 891	8
Total	119 339	6 911	−6 946	−35
Equity and index contracts				
Forwards and futures	185	13	−36	−23
Options	15 155	967	−55	912
Swaps	23	2		2
Total	15 363	982	−91	891
Foreign currency				
Forwards and futures	8			
Options	92	3		3
Swaps	3 915	1 977	−1 947	30
Total	4 015	1 980	−1 947	33
Other derivatives				
Credit derivatives	39 202	180	−364	−184
Weather derivatives	31	36	−29	7
Other	3 570	41	−153	−112
Total	42 803	257	−546	−289
Total derivative financial instruments	181 520	10 130	−9 530	600

As of 30 June 2003 CHF millions	Contract/ notional amount	Positive fair value	Negative fair value	Carrying value assets/liabilities
Interest rate contracts				
Forwards and futures	43 821	18	−51	−33
Swaps	246 398	18 332	−17 762	570
Total	**290 219**	**18 350**	**−17 813**	**537**
Equity and index contracts				
Forwards and futures	95		−1	−1
Options	20 446	271	−704	−433
Total	**20 541**	**271**	**−705**	**−434**
Foreign currency				
Forwards and futures	11			
Swaps	11 077	5 823	−5 931	−108
Other	3 423	7	−3	4
Total	**14 511**	**5 830**	**−5 934**	**−104**
Other derivatives				
Credit derivatives	42 897	147	−392	−245
Weather derivatives	294	48	−43	5
Other	4 452	83	−284	−201
Total	**47 643**	**278**	**−719**	**−441**
Total derivative financial instruments	**372 914**	**24 729**	**−25 171**	**−442**

4. Acquisitions and dispositions

The stock of Guarantee Reserve Life Insurance company was purchased on 30 June 2003 for CHF 165 million and was effective as of this date. This acquisition was an administrative reinsurance (Admin Re[SM]) transaction. Admin Re[SM] is the purchase of closed blocks of in-force business and can be facilitated through either a stock purchase or reinsurance.

As of 11 August 2003, the Group increased the equity-accounted participation in the credit insurer Gerling NCM Credit and Finance AG, to be renamed Atradius, from 25% to 47.5%. In addition, Sociedad Unipersonal (SCO) has agreed to purchase an option from Swiss Re to acquire an additional 7.94% of the shareholding in Atradius for EUR 52 million. As part of this agreement, SCO will also take over part of Swiss Re's commitment to purchase subordinated notes from Atradius.

Goodwill

During the half years ended 30 June 2002 and 2003, goodwill of CHF 186 million and CHF 157 million, respectively, was amortised.

As of 31 December 2002 and 30 June 2003, the balance of accumulated goodwill amortisation was CHF 1 131 million and CHF 1 299 million, respectively.

The Group systematically amortises goodwill over periods up to 20 years depending on specific factors. The amount charged in any one year can vary due to foreign exchange and other factors. Despite this, goodwill is amortised within the originally determined periods.

5. Deferred acquisition costs and acquired present value of future profits

CHF millions	2002 DAC	2002 PVFP	First half 2003 DAC	First half 2003 PVFP
Balance as of 1 January	3 836	7 674	**4 142**	**6 668**
Deferred	4 767		**2 678**	
Reclassification	–65	194		
Effect of acquisitions		319		**187**
Amortisation	–3 892	–354	**–2 049**	**–201**
Effect of change in unrealised gains		121		
Effect of foreign currency translation	–504	–1 286	**70**	**–107**
Balance as of period end	4 142	6 668	**4 841**	**6 547**

6. Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines long-term debt as debt having a maturity of greater than one year. The Group's long-term debt as of 30 June 2003 was as follows:

Senior debt

Maturity	Instrument	Issued in	Currency	Nominal in m	Interest rate	Book value in CHF m
2005	EMTN (Floating Rate Bond)	2003	JPY	20 000	3M Libor + 3bp	225
2005	EMTN	2001	GBP	150	5.625%	336
2006	Private Placement	2001	CHF	100	3.250%	100
2006	Senior Notes[1]	1996	USD	200	7.875%	270
2006	Fixed Term Preferred Shares	2002	GBP	100	4.840%	223
2006	Insurance-linked Placement	2002/03	USD	366	3M Libor + 5.08%	495
2007	Trust-preferred Stock (TruPs)[2]	1997	USD	42	8.720%	72
2007	Straight Bond	1997	CHF	500	3.750%	500
2008	Private Placement (step-up)	2001	CHF	100	3.600%	100
2008	Insurance-linked Placement	2003	USD	419	3M Libor + 2.64%	555
2009	EMTN	2002	EUR	10	Index	16
2013	Index Linked Notes	2001	USD	10	Index	14
2015	EMTN (Straight Bond)	2001	CHF	150	4.000%	150
Various	Payment Undertaking Agreements	2000	USD	167	Various	286
Various	Payment Undertaking Agreements	2001	USD	91	Various	159
Various	Payment Undertaking Agreements	2002	USD	457	Various	710
Various	Payment Undertaking Agreements	2003	USD	19	Various	36
Total senior debt as of 30 June 2003						**4 247**
Total senior debt as of 31 December 2002						3 921

[1] Assumed in the acquisition of Underwriters Re Group
[2] Assumed in the acquisition of Life Re Corporation

Senior debt as reported above is comprised of the following components:

CHF millions	31 December 2002	**30 June 2003**
Senior financial debt	2 207	**1 406**
Senior operational debt	1 714	**2 841**
Total	3 921	**4 247**

Subordinated debt

Maturity	Instrument	Issued in	Currency	Nominal in m	Interest rate...	...to first reset in	Book value in CHF m
2021	Convertible Bond	2001	USD	1 150	3.250%	2011	1 529
–	Subordinated Perpetual Loan	1998	DEM	340	6M Libor + 40bp	2008	269
–	Subordinated Perpetual Loan	1998	DEM	400	5.710%	2008	316
–	Subordinated Perpetual Loan	1998	CHF	300	6M Libor + 37.5bp	2008	300
–	Subordinated Perpetual Loan	1998	DEM	110	6M Libor + 45bp	2010	87
–	Subordinated Perpetual Loan (PARCS)	1999	EUR	250	6M Euribor + 55bp	2006	386
–	Subordinated Perpetual Bond (SUPERBs)	1999	CHF	600	3.750%	2011	600
Total subordinated financial debt as of 30 June 2003							**3 487**
Total subordinated financial debt as of 31 December 2002							3 456

Total financial debt reported in the financial statements as long-term debt is comprised of the following components:

CHF millions	31 December 2002	**30 June 2003**
Senior financial debt	2 207	**1 406**
Subordinated financial debt	3 456	**3 487**
Total	5 663	**4 893**

Swiss Re uses long-term debt to finance general corporate purposes but also to fund 'Financial services assets and liabilities' (funded business). 'Financial services assets and liabilities' are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Long-term debt that is strictly used for funded business is classified as operational debt and is included in financial services liabilities. *Operational debt is generally excluded from financial leverage calculations.*

Interest expense on long-term debt

Interest expense on long-term debt for the half years ended 30 June 2002 and 2003, respectively, was as follows:

CHF millions	2002	**2003**
Senior financial debt	59	**49**
Senior operational debt	21	**24**
Subordinated financial debt	81	**70**
Total	161	**143**

In the first half of 2003, the Group entered into Payment Undertaking Agreements (PUAs) for a total amount of USD 19.4 million. The PUAs included in operational debt were issued between 2000 and 2003. They have fixed interest rates between 1.41% and 6.84% and mature between 2010 and 2050. All interest rate risk is hedged to a three month Libor benchmark.

In June 2003, the Group issued a floating rate note of JPY 20 billion with a two year maturity under the European Medium Term Note (EMTN) programme.

In the first half of 2003, the Group privately placed with institutional investors catastrophe linked notes totalling USD 419 million with an average interest rate of three month Libor + 2.64% maturing in 2008.

In 2003, the Group continued the insurance-linked securities programme, called Pioneer 2002, which provides for Swiss Re to receive payments if specified large natural catastrophe events occur. USD 157 million of these securities were privately placed with institutional investors during the first half of 2003. At 30 June 2003 USD 366 million had been cumulatively placed with an average interest rate of three month Libor + 5.08% maturing in 2006.

7. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

Share data

CHF millions (except share data)	First half 2002	**First half 2003**
Basic earnings per share		
Income available to common shares	118	**691**
Weighted average common shares outstanding	310 292 476	**310 379 068**
Net income per share in CHF	0.38	**2.23**
Effect of dilutive securities		
Change in average number of shares due to:		
Employee options and convertible bond	146 434	**9 266 996**
Diluted earnings per share		
Income available to common shares assuming debt conversion and exercise of options	118	**707**
Weighted average common shares outstanding	310 438 910	**319 646 064**
Net income per share in CHF	0.38	**2.21**

In November 2001, the Group issued a convertible bond. The effect of the debt conversion was not included in the first half 2002 diluted earnings per share, as converting the debt to 9 236 800 shares would be anti-dilutive.

Own shares

The following own shares of Swiss Re Zurich are held by the Group:

2002	Number of registered shares	CHF millions
Own shares held as of 1 January at cost	1 311 772	218
Purchases	512 733	75
Sales	−999 841	−157
Realised losses		−61
Own shares held as of 31 December at cost	824 664	75
Own shares held as of 31 December at market value	824 664	75

First half 2003	Number of registered shares	CHF millions
Own shares held as of 1 January at cost	824 664	75
Purchases	1 192 233	107
Sales	−1 829 199	−133
Realised losses		−35
Own shares held as of 30 June at cost	**187 698**	**14**
Own shares held as of 30 June at market value	**187 698**	**14**

8. Commitments and contingent liabilities

As of 31 December 2002 and 30 June 2003, the Group had outstanding guarantees of CHF 4 994 million and CHF 6 276 million, respectively.

At 30 June 2003, CHF 4 499 million were guarantees on all present and future obligations in respect of Repurchase Agreements or Global Master Securities Lending Agreements, expiring in 2032/3. CHF 1 777 million were guarantees issued to third parties in respect of obligations of a number of subsidiaries of the Group with varying expiry dates.

The Group had four guarantees as of 31 December 2002 and 30 June 2003, respectively, which primarily indemnify the purchasers of former Group entities for possible run-off losses or claims for pending litigation.

The Group enters into a number of guarantees, limited by the underlying business, with purchasers of former Group entities, regulators and others, with varying terms in the ordinary course of business.

11 September 2001

The Group directly underwrote approximately 25% of the excess coverage for the USD 3.5 billion in first party insurance obtained by the lessees of the World Trade Center complex.

Following the 11 September terrorist attack, the Group initiated litigation against the lessees, its lenders and the Port Authority of New York and New Jersey, in the United States District Court for the Southern District of New York to obtain a judicial declaration of its rights and obligations with respect to all parties in interest. That action is captioned *SR International Business Insurance Ltd. v. World Trade Center Properties, LLC, Case No. 01 CV 9291 (JSM)*. The defendants have filed counterclaims and joined other insurers to the lawsuit.

The lessees contend that the destruction of the World Trade Center constitutes more than one occurrence under the coverage that the Group agreed to provide. A trial is likely to be held in late 2003 or early 2004. If judgement is granted in favour of the insured, then this could have a material impact on the Group's results of operations and statement of financial position.

9. Information on business segments

The Group provides reinsurance and financial services throughout the world, through three business groups, which are determined by the organisational structure. These are the Property & Casualty Business Group; the Life & Health Business Group, which includes life, health and disability reinsurance; and the Financial Services Business Group, which includes the Risk Solutions, Credit Solutions, Capital Markets & Advisory and Asset Management business units. The Corporate Centre provides direction and Group-wide support to the business groups.

The main expenses excluded from the measurement of segments are goodwill amortisation, interest expenses, indirect taxes, and income taxes.

Net investment income and realised gains are allocated to the business groups based on the net investment income and realised gains of the legal entities that are operated by these business groups. Where one entity is utilised by two or more business groups, the investment income and realised gains are allocated to these business groups using technical reserves and other information as a key for the allocation. The Financial Services Business Group provides investment management services to the other business groups, and includes the fees charged in investment income. These fees are based on service contracts.

The Financial Services Business Group presents certain income statement items in a different format to the Group. These items are reclassified to the Group income statement format in the reconciliation column. The main reclassifications are to allocate certain fee income from fees and commissions to net investment income, and certain investment expenses from other operating costs and expenses to net investment income. The reclassifications do not affect operating income.

a) Business group results

First half 2002 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconciliation	Total
Revenues							
Premiums earned	6 654	5 816	1 366				13 836
Net investment income	792	1 762	242		41	−33	2 804
Net realised investment gains/losses	−318	24	−58		82	−8	−278
Trading revenues			78				78
Fees, commissions and other revenues			262		84	−115	231
Total revenues	7 128	7 602	1 890		207	−156	16 671
Expenses							
Claims and claim adjustment expenses; life and health benefits	−5 186	−4 944	−1 718				−11 848
Acquisition costs	−1 491	−1 364	−63			7	−2 911
Amortisation of goodwill					−186		−186
Other operating costs and expenses	−347	−399	−488	−190	−244	149	−1 519
Total expenses	−7 024	−6 707	−2 269	−190	−430	156	−16 464
Operating income/loss	104	895	−379	−190	−223		207

First half 2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconciliation	Total
Revenues							
Premiums earned	7 864	4 963	1 555				14 382
Net investment income	672	1 582	187		3	−2	2 442
Net realised investment gains/losses	133	−60	−41		−59	1	−26
Trading revenues			221				221
Fees, commissions and other revenues			202		5	−91	116
Total revenues	**8 669**	**6 485**	**2 124**		**−51**	**−92**	**17 135**
Expenses							
Claims and claim adjustment expenses; life and health benefits	−5 837	−4 540	−1 110				−11 487
Acquisition costs	−1 635	−1 187	−267			4	−3 085
Amortisation of goodwill					−157		−157
Other operating costs and expenses	−375	−286	−474	−185	−215	88	−1 447
Total expenses	**−7 847**	**−6 013**	**−1 851**	**−185**	**−372**	**92**	**−16 176**
Operating income/loss	**822**	**472**	**273**	**−185**	**−423**		**959**

The Group has allocated the investment return on certain proprietary assets, previously included in the Asset Management Business Unit, to the other business groups and to the Credit and Risk Solutions business units in the Financial Services Business Group. The effect of restating 2002 would have been to increase the operating loss of Financial Services Business Group, principally in Asset Management, by CHF 68 million while increasing operating income in the Property & Casualty and Life & Health business groups by CHF 63 million and CHF 5 million, respectively. The reallocation does not affect the Group's net income.

b) Supplementary income statement information

Premiums, claims and claim adjustment expenses and acquisition costs are reported net of retrocession in the Group's income statement. Gross, retroceded and net amounts for these items were as follows:

First half 2002 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	8 738	6 260	1 975	16 973
Premiums written, retro	−635	−440	−131	−1 206
Premiums written, net	8 103	5 820	1 844	15 767
Change in unearned premiums, gross	−1 589	−4	−450	−2 043
Change in unearned premiums, retro	140		−28	112
Change in unearned premiums, net	−1 449	−4	−478	−1 931
Premiums earned	6 654	5 816	1 366	13 836
Claims				
Claims paid, gross	−5 697	−4 244	−1 185	−11 126
Claims paid, retro	312	337	117	766
Claims paid, net	−5 385	−3 907	−1 068	−10 360
Claims and claim adjustment expenses; life and health benefits, gross	331	−1 029	−609	−1 307
Claims and claim adjustment expenses; life and health benefits, retro	−22	−8	−41	−71
Claims and claim adjustment expenses; life and health benefits, net	309	−1 037	−650	−1 378
Change in equalisation reserves	−110			−110
Claims and claim adjustment expenses; life and health benefits	−5 186	−4 944	−1 718	−11 848
Acquisition costs				
Acquisition costs, gross	−1 580	−1 427	−74	−3 081
Acquisition costs, retro	89	63	18	170
Acquisition costs, net	−1 491	−1 364	−56	−2 911

First half 2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	10 307	5 314	1 697	17 318
Premiums written, retro	−523	−334	−110	−967
Premiums written, net	9 784	4 980	1 587	16 351
Change in unearned premiums, gross	−2 050	−17	−5	−2 072
Change in unearned premiums, retro	130		−27	103
Change in unearned premiums, net	−1 920	−17	−32	−1 969
Premiums earned	**7 864**	**4 963**	**1 555**	**14 382**
Claims				
Claims paid, gross	−5 428	−3 858	−998	−10 284
Claims paid, retro	491	361	94	946
Claims paid, net	−4 937	−3 497	−904	−9 338
Claims and claim adjustment expenses; life and health benefits, gross	−880	−1 090	−161	−2 131
Claims and claim adjustment expenses; life and health benefits, retro	−20	47	−45	−18
Claims and claim adjustment expenses; life and health benefits, net	−900	−1 043	−206	−2 149
Change in equalisation reserves				
Claims and claim adjustment expenses; life and health benefits	**−5 837**	**−4 540**	**−1 110**	**−11 487**
Acquisition costs				
Acquisition costs, gross	−1 685	−1 231	−267	−3 183
Acquisition costs, retro	50	44	4	98
Acquisition costs, net	**−1 635**	**−1 187**	**−263**	**−3 085**

c) Supplementary balance sheet information

Unpaid claims and claim adjustment expenses, liabilities for life and health policy benefits and unearned premiums are reported gross in the Group's balance sheet. Gross and retroceded amounts for these and other items were as follows:

31 December 2002 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on unpaid claims	3 104	1 075	529	4 708
Reinsurance recoverable on life and health policy benefits		1 735		1 735
Total	3 104	2 810	529	6 443
Deferred acquisition costs	987	2 996	159	4 142
Prepaid reinsurance premiums[1]	96		300	396
Deferred expense on retroactive reinsurance[1]	574		867	1 441
Liabilities				
Provisions for profit commissions[2]	528	207	760	1 495
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	39 826	11 975	9 495	61 296
Equalisation reserves				1 356
Total				62 652
Life and health policy benefits		37 269		37 269
Separate-account liabilities[3]		1 799		1 799
Unearned premiums	4 521	197	2 036	6 754

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.
[3] These balances are included in accrued expenses and other liabilities.

30 June 2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on unpaid claims	3 094	1 124	504	4 722
Reinsurance recoverable on life and health policy benefits		1 699		1 699
Total	**3 094**	**2 823**	**504**	**6 421**
Deferred acquisition costs	**1 283**	**3 343**	**215**	**4 841**
Prepaid reinsurance premiums[1]	**231**		**287**	**518**
Deferred expense on retroactive reinsurance[1]	**527**		**853**	**1 380**
Liabilities				
Provisions for profit commissions[2]	**614**	**245**	**722**	**1 581**
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	41 284	12 526	9 606	63 416
Equalisation reserves				1 416
Total				**64 832**
Life and health policy benefits		**39 250**		**39 250**
Separate-account liabilities[3]		**1 737**		**1 737**
Unearned premiums	**6 693**	**204**	**2 071**	**8 968**

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.
[3] These balances are included in accrued expenses and other liabilities.

d) Property & Casualty Business Group – by line of business

First half 2002 CHF millions	Property	Liability	Motor	Accident	Other lines	Total
Revenues						
Premiums earned	2 208	1 651	1 315	511	969	6 654
Expenses						
Claims and claim adjustment expenses	–1 589	–1 349	–1 093	–404	–751	–5 186
Acquisition costs	–496	–369	–287	–119	–220	–1 491
Other operating costs and expenses	–135	–88	–45	–32	–47	–347
Underwriting result	–12	–155	–110	–44	–49	–370
Claims ratio in %	72.0	81.7	83.2	79.1	77.5	77.9
Expense ratio in %	28.5	27.7	25.2	29.5	27.6	27.7
Combined ratio in %	100.5	109.4	108.4	108.6	105.1	105.6

First half 2003 CHF millions	Property	Liability	Motor	Accident	Other lines	Total
Revenues						
Premiums earned	2 517	2 109	1 454	554	1 230	7 864
Expenses						
Claims and claim adjustment expenses	–1 685	–1 619	–1 193	–425	–915	–5 837
Acquisition costs	–457	–508	–293	–113	–264	–1 635
Other operating costs and expenses	–132	–104	–50	–25	–64	–375
Underwriting result	**243**	**–122**	**–82**	**–9**	**–13**	**17**
Claims ratio in %	66.9	76.8	82.0	76.7	74.4	74.2
Expense ratio in %	23.4	29.0	23.6	24.9	26.7	25.6
Combined ratio in %	90.3	105.8	105.6	101.6	101.1	99.8

e) Life & Health Business Group – by line of business

First half 2002 CHF millions	Life	Health	Total
Revenues			
Premiums earned	4 573	1 243	5 816
Net investment income	1 431	331	1 762
Operating revenues	6 004	1 574	7 578
Net realised investment gains/losses	39	–15	24
Total revenues	6 043	1 559	7 602
Expenses			
Claims and claim adjustment expenses; life and health benefits	–4 211	–733	–4 944
Acquisition costs	–1 072	–292	–1 364
Other operating costs and expenses	–308	–91	–399
Total expenses	–5 591	–1 116	–6 707
Operating income	452	443	895
Operating result, excluding net realised investment gains/losses	413	458	871
Management expense ratio in %	5.1	5.8	5.3
Return on operating revenues in %	6.9	29.1	11.5

Certain business which provides principally critical illness benefits has been reclassified from life to health. First half 2002 amounts have been restated to reflect this change.

First half 2003 CHF millions	Life	Health	Total
Revenues			
Premiums earned	4 016	947	4 963
Net investment income	1 258	324	1 582
Operating revenues	**5 274**	**1 271**	**6 545**
Net realised investment gains/losses	–10	–50	–60
Total revenues	**5 264**	**1 221**	**6 485**
Expenses			
Claims and claim adjustment expenses; life and health benefits	–3 604	–936	–4 540
Acquisition costs	–923	–264	–1 187
Other operating costs and expenses	–222	–64	–286
Total expenses	**–4 749**	**–1 264**	**–6 013**
Operating income/loss	**515**	**–43**	**472**
Operating result, excluding net realised investment gains/losses	**525**	**7**	**532**
Management expense ratio in %	4.2	5.0	4.4
Return on operating revenues in %	10.0	0.6	8.1

f) Financial Services Business Group – by business unit

First half 2002 CHF millions	Risk Solutions	Credit Solutions	Capital Markets & Advisory	Asset Management	Total
Premiums earned	973	393			1 366
Net investment income	152	24		66	242
Net realised investment gains/losses	–68	–11		21	–58
Trading revenues	11	–5	72		78
Fees and commissions	12		98	152	262
Total revenues	1 080	401	170	239	1 890
Claims and claim adjustment expenses	–1 137	–581			–1 718
Acquisition costs	63	–119	–7		–63
Operating costs	–98	–39	–174	–177	–488
Total expenses	–1 172	–739	–181	–177	–2 269
Operating income/loss	–92	–338	–11	62	–379

First half 2003 CHF millions	Risk Solutions	Credit Solutions	Capital Markets & Advisory	Asset Management	Total
Premiums earned	1 135	420			1 555
Net investment income	153	29	5		187
Net realised investment gains/losses	–51	10			–41
Trading revenues	13	3	205		221
Fees and commissions	5		71	126	202
Total revenues	**1 255**	**462**	**281**	**126**	**2 124**
Claims and claim adjustment expenses	–889	–221			–1 110
Acquisition costs	–130	–133	–4		–267
Operating costs	–80	–40	–224	–130	–474
Total expenses	–1 099	–394	–228	–130	–1 851
Operating income/loss	**156**	**68**	**53**	**–4**	**273**

The Capital Markets & Advisory Business Unit provides marketing services to the Credit Solutions and Risk Solutions business units. Capital Markets & Advisory fees and commisions include the fees charged.The Asset Management Business Unit provides investment management services to other business units. Asset Management investment income includes the fees charged to the other business units.

The Group has revised the definition of trading revenues for Asset Management and has reflected the change in line items in the first half of 2002. The change does not impact total revenues or operating income.

The Group has allocated the investment return on certain proprietary assets from Asset Management to the other business groups and business units as described in note 9a).

10. Stock compensation plans

The Group does not recognise compensation expense for stock-based compensation plans. If compensation expense for the options had been recognised, the Group's net income and earnings per share for the half years ending 30 June 2002 and 2003 would approximate the pro-forma amounts in the following table:

CHF millions	2002	**2003**
Net income, as reported	118	**691**
Less: total stock-based employee compensation expenses determined under the fair value method, net of related tax effects	–19	**–19**
Pro-forma net income	99	**672**
Earnings per share		
Basic – as reported	0.38	**2.23**
Basic – pro-forma	0.32	**2.17**
Diluted – as reported	0.38	**2.21**
Diluted – pro-forma	0.32	**2.15**

11. Restructuring provision

The Financial Services Business Group has provided a further CHF 27 million for lease abandonment, severance and other personnel-related costs connected with on-going restructuring. Expenses of CHF 16 million were incurred and charged against the provision.

First half 2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Restructuring provision				
Balance as of 1 January	16	30	52	98
Increase in provision			27	27
Costs incurred	–3	–1	–16	–20
Effect of foreign currency translation		–1	–1	–2
Balance as of 30 June	**13**	**28**	**62**	**103**

Cautionary note on forward-looking statements/Information

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- risks and uncertainties relating to our estimates of the losses arising from the 11 September 2001 terrorist attack in the United States;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- changes in rating agency policies or practices;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- the lowering or loss of one of the financial or claims-paying ratings of one or more of our Group companies;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- increases in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Contact addresses

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
E-mail Karl_Haas@swissre.com

Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
E-mail investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 3908
Fax +41 43 285 2023
E-mail Henner_Alms@swissre.com

Important dates

25 March 2004
Results 2003

14 May 2004
140th Annual General Meeting

Original version in English.

The Interim Report 2003 is also available in German and French.

The web version of the Interim Report 2003 is available in English at www.swissre.com/interimreport

The Interim Report 2003 *Shareholders' letter* is available in English, German, French, Italian and Spanish.

Editing and translation
Corporate Communications, Investor Relations and Group Language Services

Text harmonisation
Michael Kaplan, Prospero, Edinburgh

Lithography and print by
NZZ Fretz AG, Schlieren

Order no.
1492019_03_en
IR 08/03, 15 000 en

Interim Report 2003

Swiss Reinsurance Company
Mythenquai 50/60
P. O. Box
CH-8022 Zurich
Switzerland
Telephone +41 43 285 2121
Fax +41 43 285 5493
publications@swissre.com

Swiss Re publications can
also be downloaded from
www.swissre.com